                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 NCH Corporation
                                (Name of Issuer)

                                 NCH Corporation
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $1.00
                         (Title of Class of Securities)

                                   628850 10 9
                      (CUSIP Number of Class of Securities)

                               Joe Cleveland, Esq.
                           Vice President & Secretary
                                 NCH Corporation
                            2727 Chemsearch Boulevard
                               Irving, Texas 75062
                                 (972) 438-0211


                                    Copy To:
                              James C. Morphy, Esq.
                             Keith A. Pagnani, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

This statement is filed in connection with (check the appropriate box):

a.  [ ]     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ]     The filing of a registration statement under the Securities Act of
1933.

c.  [X]     A tender offer.

d.  [ ]     None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

       Transaction Valuation *                    Amount of Filing Fee
             $135,022,725                              $27,004.55

         * Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of 2,762,449 shares of common stock, $1.00 par value (the "Shares"), of NCH Corporation, a Delaware corporation ("NCH"), at a price per share of $52.50 in cash, without interest thereon. Such number of Shares represents all of the Shares outstanding as of January 2, 2002, minus 3,011,315 Shares already beneficially owned by Ranger Merger Corporation ("Offeror") and its affiliates (excluding up to 230,000 Shares that affiliates of the Offeror may sell prior to or in connection with the Offer), plus approximately (x) 134,975 vested options to purchase Shares that are expected to be outstanding prior to the effective time of the Merger, (y) 90,096 unvested options that according to the Agreement and Plan of Merger, dated as of December 24, 2001 (the "Merger Agreement"), will be accelerated and (z) 10,863 stock participation units, whether or not exercisable, that according to the Merger Agreement will be accelerated, the exercise prices of which are less than $52.50. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, equals 1/50 of one percent of the value of the Shares to be acquired.

[x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $27,004.55
Form or Registration No.:  SC TO-T
Filing Parties:            Ranger Merger Corporation,
                           Ranger Holding LLC
                           and their affiliates
Date Filed:                January 7, 2002

         This Schedule 13E-3 (the "Schedule 13E-3") is filed by NCH Corporation ("NCH"), a Delaware corporation. The filing person is the subject company. This
Schedule 13E-3 relates to the tender offer by Ranger Merger Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of Ranger Holding LLC, a Delaware limited liability company ("Holding"), to purchase all issued and outstanding shares of NCH common stock, par value $1.00 per share (the "Shares"), not held by Purchaser, Holding or their affiliates, at a purchase price of $52.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's and Holding's Offer to Purchase (including all schedules and annexes thereto, the "Offer to Purchase"), dated January 7, 2002, and in the related Letter of Transmittal.

         The information set forth in the Offer to Purchase; the Schedule TO/13E-3 (the "Schedule TO/13E-3") filed by Purchaser, Holding and their affiliates and signed by NCH on January 7, 2002, as amended by Amendment No. 1 thereto, dated January 22, 2002, and Amendment No. 2 thereto, dated January 25, 2002; and the Schedule 14D-9 (including the Annex thereto, the "Schedule 14D-9") filed by NCH on January 7, 2002, as amended by Amendment No. 1 thereto, dated January 18, 2002, Amendment No. 2 thereto, dated January 22, 2002, and Amendment No. 3 thereto, dated January 25, 2002, is expressly incorporated herein by reference in response to all items of this Schedule 13E-3.

         In addition to the foregoing, information that is not being published, sent or given to NCH's stockholders is specifically incorporated by reference under the appropriate item number and heading in this Schedule 13E-3.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "Item 1 - Summary Term Sheet" in Amendment No. 1 to the Schedule TO/13E-3 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         The information set forth under "Item 4 - Terms of the Transaction" in Amendment No. 1 to the Schedule TO/13E-3 is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth under "Item 5 - Past Contacts, Transactions, Negotiations and Agreements" in Amendment No. 1 to the Schedule TO/13E-3 is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         The information set forth under "Item 13 - Information Required by
Schedule 13E-3: Item 8 - Fairness of the Transaction" in Amendment No. 1 to the Schedule TO/13E-3 is incorporated herein by reference.

         The information set forth under "Item 13 - Information Required by
Schedule 13E-3: Item 8 - Fairness of the Transaction" in Amendment No. 2 to the Schedule TO/13E-3 is incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth under "Item 8 - Interests in Securities of the Subject Company" in Amendment No. 1 to the Schedule TO/13E-3 is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         The financial statements of NCH are incorporated herein by reference to its Form 10-K for the year ending April 30, 2001 and to its Form 10-Q for the quarter ending October 31, 2001. NCH is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at the SEC's Public Reference Room, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials should also be available for inspection and copying at the regional office of the SEC located at Citicorp Center, Suite 1400, 400 W. Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 16. EXHIBITS.

(a)(1)(i)                  Offer to Purchase, dated January 7, 2002.
(a)(i)(ii)                 Letter of Transmittal, dated January 7, 2002.
(a)(i)(iii)                Notice of Guaranteed Delivery, dated January 7, 2002.
(a)(2)(i)                  Letter to Stockholders of NCH from Irvin L. Levy,
                           Chairman of the Board of Directors of NCH.
(a)(2)(ii) Letter to Stockholders of NCH from Joe Cleveland, dated January 7, 2002.*
(a)(3) Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)                     Not applicable.
(a)(5)(i)                  Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and other Nominees, dated January 7, 2002.
(a)(5)(ii) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated
                           January 7, 2002.
(a)(5)(iii)                Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.
(a)(5)(iv)                 Text of letter from Irvin L. Levy and Lester A. Levy,
                           Sr. to NCH's Board, dated September 28, 2001.
(a)(5)(v)                  Summary Advertisement as published in the New York
                           Times on January 7, 2002.

(a)(5)(vi)                Text of press release issued by NCH on October 1,
                          2001.
(a)(5)(vii)               Text of press release issued by NCH on December 24,
                          2001.
(a)(5)(viii)              Text of press release issued by NCH on January 7,
                          2002.
(a)(5)(ix)                Schedule 14D-9 filed on January 7, 2002 (incorporated
                          by reference from the EDGAR filing - SEC File No.
                          5-10518).
(a)(5)(x)                 Amendment No. 1 to the Schedule 14D-9 filed on
                          January 18, 2002 (incorporated by reference from the
                          EDGAR filing - SEC File No. 5-10518).
(a)(5)(xi)                Amendment No. 2 to the Schedule 14D-9 filed on
                          January 22, 2002 (incorporated by reference from the
                          EDGAR filing - SEC File No. 5-10518).
(a)(5)(xii)               Amendment No. 3 to the Schedule 14D-9 filed on
                          January 25, 2002 (incorporated by reference from the
                          EDGAR filing - SEC File No. 5-10518).
(a)(5)(xiii)              Schedule TO/13E-3 filed on January 7, 2002
                          (incorporated by reference from the EDGAR filing
                          - SEC File No. 5-10518).
(a)(5)(xiv)               Amendment No. 1 to the Schedule TO/13E-3 filed on
                          January 22, 2002 (incorporated by reference from the
                          EDGAR filing - SEC File No. 5-10518).
(a)(5)(xv)                Amendment No. 2 to the Schedule TO/13E-3 filed on
                          January 25, 2002 (incorporated by reference from the
                          EDGAR filing - SEC File No. 5-10518).
(b)                       Financing Commitment Letter, dated October 12, 2001,
                          from Bank of America, N.A. and Bank of America
                          Securities LLC relating to $130,000,000 aggregate
                          principal amount of senior credit facilities as
                          amended by letters dated November 8, 2001 and
                          December 10, 2001.
(c)(i)                    Fairness Opinion of Dresdner Kleinwort Wasserstein,
                          Inc. ("DrKW") (included as Annex B to the Offer to
                          Purchase filed herewith as Exhibit (a)(1)(i)).
(c)(ii)                   Materials presented by DrKW to the Special Committee,
                          dated December 24, 2001.
(c)(iii)                  Preliminary materials presented by DrKW to the
                          Special Committee, dated December 18, 2001.**
(c)(iv)                   Preliminary materials presented by DrKW to the
                          Special Committee, dated December 5, 2001.**
(c)(v)                    Preliminary materials presented by DrKW to the
                          Special Committee, dated October 31, 2001.**
(c)(vi)                   Financial Projections Prepared by the Management of
                          NCH, dated April 2001 (the "April Projections").**
(c)(vii)                  Financial Projections Prepared by the Management of
                          NCH, dated September 2001 (the "July Projections").**
(c)(viii)                 Financial Projections Prepared by the Management of
                          NCH, dated October 2001 (the "October Projections").**
(c)(ix)                   Materials presented by Deutsche Banc Alex. Brown Inc.
                          ("DB") to the Levy Group, dated April 4, 2001.
(c)(x)                    Materials presented by DB to the Levy Group, dated
                          September 17, 2001.
(d)(i)                    Agreement and Plan of Merger, dated as of December
                          24, 2001, by and among Holding, Purchaser and NCH
                          (included as Annex A to the Offer to Purchase filed
                          herewith as Exhibit (a)(1)(i)).
(d)(ii)                   None.

(e)(i) Excerpts from Proxy Statement for 2001 Annual Meeting of Stockholders of NCH Corporation, dated June 27,
                           2001.
(e)(ii)                    Limited Liability Company Agreement of Ranger Holding
                           LLC, dated as of December 24, 2001.
(f)                        Section 262 of the Delaware General Corporation Law
                           (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)                        None.
(h)                        None.

-----------------------
Unless otherwise indicated, each exhibit is incorporated by reference from the Schedule TO/13E-3 filed on January 7, 2002 (SEC File No. 5-10518).

* Incorporated by reference from the Schedule 14D-9 filed on January 7, 2002 (SEC File No. 5-10518).

** Incorporated by reference from Amendment No. 2 to the Schedule TO/13E-3 filed on January 25, 2002 (SEC File No. 5-10518).

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       NCH CORPORATION

                                       By: /s/ Joe Cleveland
                                          --------------------------------------
                                          Name:  Joe Cleveland
                                          Title:  Vice President and Secretary

Dated:  January 25, 2002

                                  EXHIBIT INDEX

(a)(1)(i)                  Offer to Purchase, dated January 7, 2002.
(a)(i)(ii)                 Letter of Transmittal, dated January 7, 2002.
(a)(i)(iii)                Notice of Guaranteed Delivery, dated January 7, 2002.
(a)(2)(i)                  Letter to Stockholders of NCH from Irvin L. Levy,
                           Chairman of the Board of Directors of NCH.
(a)(2)(ii)                 Letter to Stockholders of NCH from Joe Cleveland,
                           dated January 7, 2002.*
(a)(3)                     Exhibit (a)(1)(i) is incorporated herein by
                           reference.
(a)(4)                     Not applicable.
(a)(5)(i)                  Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and other Nominees, dated January 7, 2002.
(a)(5)(ii)                 Letter to clients for use by Brokers, Dealers,
                           Commercial Banks, Trust Companies and Nominees, dated
                           January 7, 2002.
(a)(5)(iii)                Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.
(a)(5)(iv)                 Text of letter from Irvin L. Levy and Lester A. Levy,
                           Sr. to NCH's Board, dated September 28, 2001.
(a)(5)(v)                  Summary Advertisement as published in the New York
                           Times on January 7, 2002.
(a)(5)(vi)                 Text of press release issued by NCH on October 1,
                           2001.
(a)(5)(vii)                Text of press release issued by NCH on December 24,
                           2001.
(a)(5)(viii)               Text of press release issued by NCH on January 7,
                           2002.
(a)(5)(ix)                 Schedule 14D-9 filed on January 7, 2002 (incorporated
                           by reference from the EDGAR filing - SEC File No.
                           5-10518).
(a)(5)(x)                  Amendment No. 1 to the Schedule 14D-9 filed on
                           January 18, 2002 (incorporated by reference from the
                           EDGAR filing - SEC File No. 5-10518).
(a)(5)(xi)                 Amendment No. 2 to the Schedule 14D-9 filed on
                           January 22, 2002 (incorporated by reference from the
                           EDGAR filing - SEC File No. 5-10518).
(a)(5)(xii)                Amendment No. 3 to the Schedule 14D-9 filed on
                           January 25, 2002 (incorporated by reference from the
                           EDGAR filing - SEC File No. 5-10518).
(a)(5)(xiii)               Schedule TO/13E-3 filed on January 7, 2002
                           (incorporated by reference from the EDGAR filing
                           - SEC File No. 5-10518).
(a)(5)(xiv)                Amendment No. 1 to the Schedule TO/13E-3 filed on
                           January 22, 2002 (incorporated by reference from the
                           EDGAR filing - SEC File No. 5-10518).
(a)(5)(xv)                 Amendment No. 2 to the Schedule TO/13E-3 filed on
                           January 25, 2002 (incorporated by reference from the
                           EDGAR filing - SEC File No. 5-10518).
(b)                        Financing Commitment Letter, dated October 12, 2001,
                           from Bank of America, N.A. and Bank of America
                           Securities LLC relating to $130,000,000 aggregate
                           principal amount of senior credit facilities as
                           amended by letters dated November 8, 2001 and
                           December 10, 2001.
(c)(i)                     Fairness Opinion of Dresdner Kleinwort Wasserstein,
                           Inc. ("DrKW") (included as Annex B to the Offer to
                           Purchase filed herewith as Exhibit (a)(1)(i)).

(c)(ii) Materials presented by DrKW to the Special Committee, dated December 24, 2001.
(c)(iii) Preliminary materials presented by DrKW to the Special Committee, dated December 18, 2001.**
(c)(iv) Preliminary materials presented by DrKW to the Special Committee, dated December 5, 2001.**
(c)(v) Preliminary materials presented by DrKW to the Special Committee, dated October 31, 2001.**
(c)(vi)                  Financial Projections Prepared by the Management of
                         NCH, dated April 2001 (the "April Projections").**
(c)(vii)                 Financial Projections Prepared by the Management of
                         NCH, dated September 2001 (the "July Projections").**
(c)(viii)                Financial Projections Prepared by the Management of
                         NCH, dated October 2001 (the "October Projections").**
(c)(ix)                  Materials presented by Deutsche Banc Alex. Brown Inc.
                         ("DB") to the Levy Group, dated April 4, 2001.
(c)(x)                   Materials presented by DB to the Levy Group, dated
                         September 17, 2001.
(d)(i)                   Agreement and Plan of Merger, dated as of December
                         24, 2001, by and among Holding, Purchaser and NCH
                         (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(d)(ii)                  None.
(e)(i) Excerpts from Proxy Statement for 2001 Annual Meeting of Stockholders of NCH Corporation, dated June 27,
                         2001.
(e)(ii)                  Limited Liability Company Agreement of Ranger Holding
                         LLC, dated as of December 24, 2001.
(f)                      Section 262 of the Delaware General Corporation Law
                         (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)                      None.
(h)                      None.

----------------------
Unless otherwise indicated, each exhibit is incorporated by reference from the Schedule TO/13E-3 filed on January 7, 2002 (SEC File No. 5-10518).

* Incorporated by reference from the Schedule 14D-9 filed on January 7, 2002 (SEC File No. 5-10518).

** Incorporated by reference from Amendment No. 2 to the Schedule TO/13E-3 filed on January 25, 2002 (SEC File No. 5-10518).